Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

	2012	2011(1)	2010	2009	2008(2)
	(in thousands of U.S. dollars except ratios)
Earnings

Net (loss) income from continuing operations after non-controlling interests	$113,407	$(92,595)	$33,015	$54,215	$(203,052)

Add: income tax (recovery) expense	(10,477)	6,679	(9,718)	13,792	(62,090)

Add: non-controlling interests in net (loss) income from continuing operations	58	19,527	29,240	48,749	4,423

Add: fixed charges	51,607	45,832	55,368	59,786	102,266

Add: amortization of capitalized interest	1,298	1,011	739	704	695

Less: interest capitalized	(1,522)	(5,870)	(10,940)	—	—

Earnings	$154,371	$(25,416)	$97,704	$177,246	$(157,758)

Fixed Charges

Interest expensed	$47,799	$36,216	$36,576	$49,361	$90,212

Interest capitalized	1,522	5,870	10,940	—	—

Estimated interest expense in time charter hire expense	2,286	3,746	7,852	10,425	12,054

Fixed Charges	$51,607	$45,832	$55,368	$59,786	$102,266

Ratios	3.0x	<1.0x	1.8x	3.0x	<1.0x

(1)	For the year ended December 31, 2011, the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency was $71.2 million.

(2)	For the year ended December 31, 2008, the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency was $260.0 million.